Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)

     On July 21, 2005, TD Banknorth Inc. issued the following press release announcing its results of operations for the quarter and six months ended June 30, 2005.

TD Banknorth Reports Solid Second Quarter Results
PORTLAND, Maine—(BUSINESS WIRE)—July 21, 2005—(Second Quarter Earnings Conference Call at 10:30 a.m. Eastern Time today, July 21, 2005. Dial-in number for USA and Canada is 800-638-5439. International dial-in number is 617-614-3945. Passcode for both numbers is 47614076. Replay number for USA and Canada is 888-286-8010. International replay dial-in number is 617-801-6888. Replay passcode for both is 71260014. Live webcast and webcast replay available at www.tdbanknorth.com, Investor Relations.)
•	Solid loan growth — Average loans increased 15% in the second quarter of 2005 over the same period in the prior year;

•	Asset quality remained strong — the percentage of nonperforming loans to total loans was 0.35% at June 30, 2005;

•	Net interest margin increased to 4.12% during the second quarter of 2005 from 3.96% during the first quarter of 2005;

•	Capital ratios improved — the ratio of tangible equity to tangible assets increased to 5.53% at June 30, 2005 from 4.92% at March 31, 2005.
TD Banknorth Inc. (“TD Banknorth” or the “Company”) (NYSE: BNK) today announced net income of $95.6 million for the second quarter ended June 30, 2005 as compared to net income of $95.8 million for the second quarter ended June 30, 2004. On a per diluted share basis, net income was 55 cents for the second quarter of 2005, on par with 55 cents for the same quarter a year ago.
Earnings for the six months ended June 30, 2005 were $129.7 million as compared to $186.2 million for the same period in 2004. On a per diluted share basis, earnings for the six months ended June 30, 2005 were $0.72 as compared to $1.10 for the same period a year ago.
GAAP earnings were significantly impacted by three events in the second quarter of 2005. First, as a result of the use of purchase accounting to account for the acquisition of a majority interest in TD Banknorth by TD Bank Financial Group, the after-tax impact of the amortization of identifiable intangible assets amounted to $19.8 million or 11 cents per diluted share. Second, the after-tax effects of merger and consolidation costs amounted to $3.5 million or 2 cents per diluted share. Third, the after-tax effect of the change in fair value of derivatives as a result of the application of purchase accounting resulted in a gain of $9.6 million or 5 cents per diluted share.
Excluding the above items, earnings for the quarter ended June 30, 2005 were $109.1 million, up 9% from $99.9 million for the second quarter of 2004. On a per diluted share basis excluding the above items, earnings for the second quarter of 2005 were 63 cents, up 9% from 58 cents for the same quarter a year ago.

Excluding the above items and the charges related to the Company’s deleveraging strategies, earnings for the six months ended June 30, 2005 were $220.9 million, up 15% from $192.5 million for the same period in 2004. On a per diluted share basis excluding the same items, earnings for the six months ended June 30, 2005 were $1.23, up 9% from $1.13 for the same period a year ago.
“It was another solid quarter characterized by strong loan growth, solid asset quality and strong fee income growth.” said William J. Ryan, TD Banknorth Chairman, President and Chief Executive Officer. “We are well positioned to execute our growth strategy going forward.”
Average loans and leases increased by 15% for the quarter ended June 30, 2005 compared to the same quarter a year ago, including increases of 23% for average residential real estate mortgages (largely due to the acquisition of BostonFed Bancorp), 13% for average commercial real estate mortgages, 13% for average commercial business loans and leases and 14% for average consumer loans and leases. Excluding the impact of acquisitions, average loans and leases for commercial real estate, commercial and consumer increased 10% for the quarter ended June 30, 2005 as compared to the same period a year ago.
Securities available for sale at June 30, 2005 declined to $4.1 billion, down 46% from June 30, 2004, due largely to the sale of securities associated with the Company’s balance sheet deleveraging strategies, and down 11% from the quarter ended March 31, 2005.
Average deposits increased by 6% for the quarter ended June 30, 2005 as compared to the quarter ended June 30, 2004. During the three months ended June 30, 2005 average noninterest bearing deposits increased by 12%, average retail money market and NOW accounts increased by 5% and average regular savings accounts increased by 3% as compared to the three months ended June 30, 2004. Excluding acquisitions, average demand deposits increased 6% and average core deposits (noninterest bearing deposits, retail money market and NOW accounts and regular savings accounts) for the quarter ended June 30, 2005 were consistent with the level in the same period for the prior year.
Net interest income was $252.6 million for the second quarter of 2005, a 10% increase as compared to $228.6 million of net interest income for the second quarter of 2004. The Company’s net interest margin for the quarter ended June 30, 2005 was 4.12% as compared to 3.66% for the quarter ended June 30, 2004 and 3.96% for the quarter ended March 31, 2005.
The Company’s provision for loan and lease losses amounted to $3.6 million for the quarter ended June 30, 2005, as compared to $9.5 million for the quarter ended June 30, 2004 and $2.1 million for the quarter ended March 31, 2005. Asset quality remained strong during the second quarter. As a percentage of total loans, nonperforming loans amounted to 0.35% at June 30, 2005, as compared to 0.36% at June 30, 2004 and 0.32% at March 31, 2005. Total net chargeoffs for the quarter ended June 30, 2005 declined to

$3.6 million down from $8.8 million for the same period a year ago and down from $10.1 million for the quarter ended March 31, 2005.
Noninterest income experienced strong growth in the second quarter of 2005 as compared to the second quarter of 2004 led by increases in noninterest income from deposit services of 16%, merchant and electronic banking income of 13%, and insurance brokerage commissions of 11%. Other income increased $4.6 million including a $2 million increase in mortgage banking income.
Noninterest expense increased $57 million in the second quarter of 2005 versus the same period a year ago, largely due to a $30 million increase in the amortization of identifiable intangible assets.
The Company and its banking subsidiary continue to qualify as “well capitalized” institutions under applicable laws and regulations. At June 30, 2005, the Company’s ratio of tangible equity to tangible assets improved to 5.53% from 4.92% at March 31, 2005, its tier 1 leverage capital increased to 6.64% from 6.29% at March 31, 2005 and its total risk-based capital ratio increased to 10.43% from 10.13% at March 31, 2005.
As detailed in the accompanying financial statements, the Company’s cash return on average tangible assets for the period ended June 30, 2005 was 1.64% as compared to 1.49% for the same period a year ago and the Company’s cash return on average tangible equity for the second quarter of 2005 was 31.32% as compared to 26.39% for the same period a year ago. For the six months ended June 30, 2005, the Company’s cash return on average tangible assets was 1.63% as compared to 1.48% for the same period in 2004 while the Company’s cash return on average tangible equity for the six months ended June 30, 2005 was 29.13% as compared to 26.26% for the same period a year ago.
At June 30, 2005, the Company’s tangible book value per share was $8.45, up from $7.63 at March 31, 2005. Tangible equity was $1.5 billion at June 30, 2005 up from $1.4 billion at March 31, 2005.
On July 12, 2005, the Company announced it had entered into a definitive agreement to acquire Hudson United Bancorp. (NYSE: HU) for approximately $1.9 billion in stock and cash. The acquisition, subject to both Hudson United and TD Banknorth shareholder approval, as well as customary regulatory approvals, is anticipated to close in the first quarter of 2006.
About TD Banknorth Inc.
TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a majority-owned subsidiary of TD Bank Financial Group. At June 30, 2005, TD Banknorth had $31.8 billion of total consolidated assets and provided financial services to over 1.3 million households in the Northeast. TD Banknorth’s banking subsidiary, TD Banknorth, N.A., operates banking divisions in Maine, New Hampshire, Massachusetts, Connecticut, Vermont and upstate New York. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking and other financial services and offer investment products in association with PrimeVest Financial Services, Inc. TD Banknorth common stock trades on the New York Stock Exchange under the symbol “BNK”. For more information, visit http://www.tdbanknorth.com.
Notes: On May 16, 2005, the Company announced that it had adopted purchase accounting to account for TD Bank Financial Group’s acquisition of a majority interest in the Company on March 1, 2005. To most accurately reflect the application of purchase accounting, the accompanying financial statements use the term “predecessor” to refer to the results of Banknorth Group, Inc., the predecessor entity to TD Banknorth Inc., at the dates and for the periods ending on or prior to February 28, 2005, which are based on historical accounting, and the term “successor” to refer to the results of TD Banknorth Inc. at the dates and for the periods beginning on or after March 1, 2005, which are based on the application of purchase accounting. To assist in the comparability of the Company’s financial results and to make it easier to discuss and understand these results, the financial information discussed herein and presented in the accompanying financial statements combine the “predecessor period” January 1, 2005 to February 28, 2005 with the applicable “successor period” thereafter. Due to the application of purchase accounting as of March 1, 2005, results for the combined periods may not be comparable to the results for the respective predecessor periods. For a detailed discussion of the impact of purchase accounting on the Company’s balance sheet and income statement, reference is made to the Company’s first quarter 2005 earnings release dated May 16, 2005.
This news release contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s management uses these non-GAAP measures in its analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of charges and expenses related to the consummation of mergers and acquisitions and costs related to the integration of merged entities, as well as the amortization of intangible assets in the case of “cash basis” performance measures. These non-GAAP measures also may exclude other significant gains or losses that are unusual in nature, such as security gains and prepayment penalties incurred in connection with deleveraging strategies. Because these items and their impact on the Company’s performance are difficult to predict, management believes that presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies.
This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
This news release may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
CONTACT: TD Banknorth Inc.
Jeff Nathanson, 207-761-8517

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Successor	Predecessor		Successor
	June 30,	June 30,	%	March 31,	%
(In thousands)	2005	2004	Change	2005	Change
Cash and due from banks	$793,345	$613,675	29%	$540,812	47%
Federal funds sold and other short-term investments	6,393	10,917	-41%	3,247	97%
Securities available for sale (1)	4,143,013	7,720,312	-46%	4,656,122	-11%
Securities held to maturity	74,856	103,792	-28%	80,259	-7%

Loans and leases held for sale	53,318	67,207	-21%	558,137	-90%
Loans and leases:
Residential real estate mortgages	3,259,283	3,092,269	5%	3,388,907	-4%
Commercial real estate mortgages	6,698,632	6,086,800	10%	6,559,459	2%
Commercial business loans and leases	4,272,272	3,825,003	12%	4,094,627	4%
Consumer loans and leases	5,798,475	5,106,240	14%	5,606,950	3%

Total loans and leases	20,028,662	18,110,312	11%	19,649,943	2%
Less: Allowance for loan and lease losses	228,168	247,620	-8%	228,165	0%

Loans and leases, net	19,800,494	17,862,692	11%	19,421,778	2%

Premises and equipment	308,018	288,362	7%	308,109	0%
Goodwill	4,550,679	1,364,716	NM	4,537,623	0%
Identifiable intangible assets	727,442	53,972	NM	757,504	-4%
Bank-owned life insurance	560,942	500,132	12%	556,265	1%
Other assets (1)	765,835	690,013	11%	714,965	7%

	$31,784,335	$29,275,790	9%	$32,134,821	-1%

Liabilities & Shareholders’ Equity

Deposits:
Regular savings	$2,661,337	$2,624,256	1%	$2,703,160	-2%
Retail money market and NOW accounts	7,977,996	7,872,310	1%	8,168,207	-2%
Retail certificates of deposit	4,681,623	4,701,046	0%	4,753,407	-2%
Brokered deposits	73,489	—	NM	80,951	-9%
Noninterest bearing deposits	4,570,156	4,139,017	10%	4,215,574	8%

Total deposits	19,964,601	19,336,629	3%	19,921,299	0%

Borrowings from the Federal Home Loan Bank	1,607,869	1,476,626	9%	2,334,098	-31%
Federal funds purchased and securities sold under repurchase agreements	2,344,006	4,625,277	-49%	2,240,947	5%
Subordinated debt and senior notes	376,291	340,002	11%	377,349	0%
Other borrowings	59,153	157,872	-63%	26,799	NM
Junior subordinated debentures	371,355	311,648	19%	374,700	-1%
Deferred tax liability related to other identifiable intangible assets	269,517	18,890	NM	268,303	0%
Other liabilities	318,047	142,154	NM	242,833	31%

Total liabilities	25,310,839	26,409,098	-4%	25,786,328	-2%

Shareholders’ equity	6,473,496	2,866,692	NM	6,348,493	2%

	$31,784,335	$29,275,790	9%	$32,134,821	-1%

(1) Effective June 2005, and consistent with the quarterly reporting requirements of the U.S. banking regulators, investments in the restricted stock of the Federal Reserve Bank and Federal Home Loan Bank of Boston have been reclassified to other assets. All prior periods presented have been restated to conform with current period presentation.

NM — Calculated % change is not meaningful.

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands, except per share data)

	Combined	Predecessor		Successor	Predecessor
	Six Months	Six Months		Three Months	Three Months
	Ended June 30,	Ended June 30,	%	Ended June 30,	Ended June 30,	%
	2005	2004	Change	2005	2004	Change
Interest and dividend income (1)	$686,095	$599,271	14%	$342,447	$307,742	11%
Interest expense	180,729	154,139	17%	89,819	79,096	14%

Net interest income	505,366	445,132	14%	252,628	228,646	10%
Provision for loan and lease losses	5,666	19,000	-70%	3,597	9,500	-62%

Net interest income after provision for loan and lease losses	499,700	426,132	17%	249,031	219,146	14%

Noninterest income:
Deposit services	59,935	53,412	12%	31,751	27,260	16%
Insurance brokerage commissions	27,496	26,014	6%	13,604	12,278	11%
Merchant and electronic banking income, net	27,841	23,474	19%	14,727	13,069	13%
Wealth management services	20,899	19,019	10%	10,395	9,870	5%
Loan fee income	15,811	13,686	16%	8,892	8,516	4%
Bank-owned life insurance	12,203	11,771	4%	6,107	6,275	-3%
Investment planning services	10,150	9,985	2%	5,462	5,146	6%
Net securities gains/(losses)	(49,036)	6,936	NM	1,439	3,355	-57%
Loans held for sale — lower of cost or market adjustment	(7,114)	—	NM	386	—	NM
Change in unrealized loss on certain derivatives	6,664	—	NM	14,840	—	NM
Other noninterest income (1)	18,042	15,924	13%	9,669	5,111	89%

	142,891	180,221	-21%	117,272	90,880	29%

Noninterest expense:
Salaries and employee benefits	205,964	174,538	18%	105,096	87,005	21%
Occupancy and equipment	61,787	55,111	12%	31,048	27,512	13%
Data processing	22,652	20,455	11%	11,618	10,018	16%
Advertising and marketing	14,781	13,827	7%	8,087	6,303	28%
Amortization of identifiable intangible assets	43,152	3,988	NM	31,656	2,084	NM
Merger and consolidation costs (2)	36,559	5,748	NM	5,368	4,135	30%
Prepayment penalties on borrowings	6,303	—	NM	—	—	NM
Other noninterest expense	52,244	49,877	5%	27,460	26,769	3%

	443,442	323,544	37%	220,333	163,826	34%

Income before income tax expense	199,149	282,809	-30%	145,970	146,200	0%
Income tax expense	69,478	96,636	-28%	50,375	50,353	0%

Net Income	$129,671	$186,173	-30%	$95,595	$95,847	0%

Weighted average shares outstanding:
Basic	178,417	166,318	7%	173,428	169,637	2%
Diluted	179,616	169,903	6%	174,261	173,109	1%
Earnings per share:
Basic	$0.73	$1.12	-35%	$0.55	$0.57	-4%
Diluted	0.72	1.10	-35%	0.55	0.55	0%

(1) Effective June 2005, and consistent with the quarterly reporting requirements of the U.S. banking regulators, income from investments in the restricted stock of the Federal Reserve Bank and Federal Home Loan Bank of Boston have been reclassified to other noninterest income. All prior periods presented have been restated to conform with the current period presentation.
(2) Merger and consolidation costs consist of merger charges and certain asset write-downs.
NM — calculated % change is not meaningful

TD Banknorth Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

(In thousands, except per share data)

	Combined	Predecessor		Successor	Predecessor
	Six Months Ended	Six Months		Three Months	Three Months
	June 30,	Ended June 30,	%	Ended June 30,	Ended June 30,	%
	2005	2004	Change	2005	2004	Change
Net interest income	$505,366	$445,132	14%	$252,628	$228,646	10%
Net income	$129,671	$186,173	-30%	$95,595	$95,847	0%
Shares outstanding (end of period)	173,406	172,546	0%	173,406	172,546	0%
Weighted average shares outstanding:
Basic	178,417	166,318	7%	173,428	169,637	2%
Diluted	179,616	169,903	6%	174,261	173,109	1%

Earnings per share:
Basic	$0.73	$1.12	-35%	$0.55	$0.57	-4%
Diluted	$0.72	$1.10	-35%	$0.55	$0.55	0%

Shareholders’ equity (end of period)	$6,473,496	$2,866,692	NM	$6,473,496	$2,866,692	NM
Book value per share (end of period)	$37.33	$16.61	NM	$37.33	$16.61	NM
Tangible book value per share (end of period)	8.45	8.50	-1%	8.45	8.50	-1%
			Nominal			Nominal
			Inc/(Dec)			Inc/(Dec)
RATIOS & OTHER INFORMATION:
Net interest margin, fully-taxable equivalent basis	4.04%	3.67%	0.37%	4.12%	3.66%	0.46%

Return on average assets	0.83%	1.36%	-0.53%	1.20%	1.36%	-0.16%
Return on average equity	4.80%	13.82%	-9.02%	5.98%	13.54%	-7.56%

At period end:
Tangible equity/tangible assets	5.53%	5.27%	0.26%	5.53%	5.27%	0.26%
Tier 1 leverage capital ratio	6.64%	6.80%	-0.16%	6.64%	6.80%	-0.16%
Tier 1 risk based capital ratio	8.29%	8.97%	-0.68%	8.29%	8.97%	-0.68%
Total risk based capital ratio	10.43%	11.15%	-0.72%	10.43%	11.15%	-0.72%

Nonperforming loans (1)	$70,110	$65,142	8%	$70,110	$65,142	8%
Total nonperforming assets (1)	$73,906	$67,167	10%	$73,906	$67,167	10%
Nonperforming loans as a % of total loans	0.35%	0.36%	-0.01%	0.35%	0.36%	-0.01%
Nonperforming assets as a % of total assets	0.23%	0.23%	0.00%	0.23%	0.23%	0.00%

Full service banking offices	396	389		396	389

FINANCIAL INFORMATION AND RATIOS EXCLUDING CERTAIN ITEMS (Non-GAAP Financial Information):

Noninterest income as a percent of total income (2)	27.57%	28.02%	-0.45%	28.48%	27.68%	0.80%

Merger and consolidation costs, net of tax (3)	$26,865	$3,737	NM	$3,489	$2,687	NM
Per diluted share:	0.15	0.02	NM	0.02	0.02	NM
Change in unrealized loss on certain derivatives, net of tax	($4,332)	—	NM	($9,646)	—	NM
Per diluted share:	(0.02)	—	NM	(0.05)	—	NM
Deleveraging losses/(gains), net of tax (4)	$41,453	—	NM	($109)	—	NM
Per diluted share:	0.23	—	NM	—	—	NM
Amortization of intangibles, net of tax	$27,241	$2,592	NM	$19,769	$1,354	NM
Per diluted share:	0.15	0.01	NM	0.11	0.01	NM

Noninterest income (5)	$192,377	$173,285	11%	$100,607	$87,525	15%
Noninterest expense (6)	$357,428	$313,808	14%	$183,309	$157,607	16%

Return on average assets (7)	1.25%	1.39%	-0.14%	1.12%	1.40%	-0.28%
Cash return on average tangible assets (7) (8)	1.63%	1.48%	0.15%	1.64%	1.49%	0.15%

Return on average equity (7)	7.16%	14.09%	-6.93%	5.58%	13.92%	-8.34%
Cash return on average tangible equity (7) (8)	29.13%	26.26%	2.87%	31.32%	26.39%	4.93%

Efficiency ratio (9)	57.41%	51.39%	6.02%	60.86%	50.51%	10.35%
Cash efficiency ratio (10)	51.23%	50.74%	0.49%	51.89%	49.85%	2.04%

(1)	During the three months ended March 31, 2005, in connection with the use of purchase accounting for the transaction with TD on March 1, 2005, nonperforming loans and nonperforming assets were reduced by $21.4 million of specific reserves on impaired loans which were applied to reduce the loan balance under SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”.

(2)	Excludes securities gains/(losses), lower of cost or market adjustments, and gains on certain derivatives.

(3)	Merger and consolidation costs consist of merger related charges and certain asset write-downs.

(4)	Deleveraging losses/(gains) consist of losses on securities sales, lower of cost or market adjustments and prepayment penalties on borrowings incurred in connection with a balance sheet restructuring in the first quarter of 2005.

(5)	Excludes securities gains/(losses), lower of cost or market adjustments, and gains on certain derivatives.

(6)	Excludes pre-tax merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

(7)	Excludes merger and consolidation costs, changes in unrealized loss on certain derivatives, and deleveraging losses/(gains), net of related tax benefits.

(8)	Cash ratios reflect adjustments to exclude the effects of intangible assets, net of related taxes.

(9)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, and gains on certain derivatives, and merger and consolidation costs.

(10)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, merger and consolidation costs, gains on certain derivatives, and amortization of intangible assets.
Ratios are annualized where appropriate.
See pages 13 and 14 for a reconciliation table of non-GAAP financial information.

TD Banknorth Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (Unaudited)

	Successor		Predecessor

	Three Months Ended June 30,		Three Months Ended June 30,
	2005		2004

	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate

Assets

Loans and leases (1)
Residential real estate mortgages	$3,665,306	5.43%	$2,987,625	5.00%
Commercial real estate mortgages	6,658,257	5.87%	5,883,659	5.74%
Commercial loans and leases	4,162,669	5.74%	3,675,217	4.71%
Consumer loans and leases	5,686,240	5.90%	4,981,924	5.02%

	20,172,472	5.77%	17,528,425	5.19%
Securities	4,578,749	4.72%	7,714,985	4.29%
Federal funds sold and other short-term investments	12,574	2.44%	3,683	1.74%

Total earning assets	24,763,795	5.57%	25,247,093	4.91%

Bank-owned life insurance	557,665		497,250
Goodwill	4,536,952		1,295,806
Identifiable intangible assets	746,331		44,164
Noninterest-earning assets	1,403,735		1,298,436

Total assets	$32,008,478		$28,382,749

Liabilities & Shareholders’ Equity

Interest-bearing deposits:
Regular savings	$2,696,236	0.29%	$2,614,679	0.30%
Retail money market and NOW accounts	8,031,408	1.22%	7,646,403	0.79%
Retail certificates of deposit	4,786,696	1.76%	4,719,524	1.93%
Brokered deposits	76,441	3.84%	—	—

Total interest-bearing deposits	15,590,781	1.24%	14,980,606	1.06%
Borrowed funds	5,140,876	3.25%	6,467,964	2.46%

Total interest-bearing liabilities	20,731,657	1.73%	21,448,570	1.48%
Noninterest bearing deposits	4,351,905		3,898,967
Deferred tax liability related to other identifiable intangible assets	264,676		15,457
Other liabilities	244,650		173,139
Shareholders’ equity	6,415,590		2,846,616

Total liabilities and shareholders’ equity	$32,008,478		$28,382,749

Net earning assets	$4,032,138		$3,798,523

Net interest income (fully-taxable equivalent)	$254,615		$230,190
Less: fully-taxable equivalent adjustments	(1,987)		(1,544)

Net interest income	$252,628		$228,646

Net interest rate spread (fully-taxable equivalent)		3.84%		3.43%
Net interest margin (fully-taxable equivalent)		4.12%		3.66%

(1)	Loans and leases include portfolio loans and leases, loans held for sale and nonperforming loans.

TD Banknorth Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (Unaudited)

	Combined (1)		Predecessor

	Six Months Ended June 30,		Six Months Ended June 30,
	2005		2004

	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate

Assets

Loans and leases (2)
Residential real estate mortgages	$3,735,498	5.28%	$2,856,423	5.09%
Commercial real estate mortgages	6,553,657	5.91%	5,712,075	5.72%
Commercial loans and leases	4,091,063	5.70%	3,531,263	4.76%
Consumer loans and leases	5,594,277	5.69%	4,932,477	5.07%

	19,974,495	5.69%	17,032,238	5.23%
Securities	5,338,825	4.70%	7,456,034	4.26%
Federal funds sold and other short-term investments	12,003	2.69%	5,605	1.12%

Total earning assets	25,325,323	5.48%	24,493,877	4.93%

Bank-owned life insurance	551,842		493,839
Goodwill	3,532,889		1,211,738
Identifiable intangible assets	524,947		39,644
Noninterest-earning assets	1,424,746		1,215,773

Total assets	$31,359,747		$27,454,871

Liabilities & Shareholders’ Equity

Interest-bearing deposits:
Regular savings	$2,669,867	0.29%	$2,541,547	0.30%
Retail money market and NOW accounts	8,059,616	1.14%	7,382,671	0.79%
Retail certificates of deposit	4,742,817	1.83%	4,689,767	1.95%
Brokered deposits	71,179	3.87%	—	0.00%

Total interest-bearing deposits	15,543,479	1.21%	14,613,985	1.08%
Borrowed funds	5,644,617	3.11%	6,257,627	2.43%

Total interest-bearing liabilities	21,188,096	1.72%	20,871,612	1.48%
Noninterest bearing deposits	4,287,179		3,693,342
Deferred tax liability related to other identifiable intangible assets	134,551		13,875
Other liabilities	297,194		166,079
Shareholders’ equity	5,452,727		2,709,963

Total liabilities and shareholders’ equity	$31,359,747		$27,454,871

Net earning assets	$4,137,227		$3,622,265

Net interest income (fully-taxable equivalent)	$509,203		$448,167
Less: fully-taxable equivalent adjustments	(3,837)		(3,035)

Net interest income	$505,366		$445,132

Net interest rate spread (fully-taxable equivalent)		3.76%		3.45%
Net interest margin (fully-taxable equivalent)		4.04%		3.67%

(1)	Includes two months of average balances based on historical cost and four months of average balances including purchase accounting and fair value adjustments. Had TD’s acquisition of a majority interest in TD Banknorth occurred at the beginning of the first quarter, noninterest-earning assets, total assets, shareholders’ equity, and total liabilities and shareholders’ equity would have been approximately $1.1 billion higher than the amounts in the above table, primarily related to intangible assets.

(2)	Loans and leases include portfolio loans and leases, loans held for sale and nonperforming loans.

TD Banknorth Inc. and Subsidiaries
Asset Quality (unaudited)
(Dollars in thousands)

	Successor	Successor		Predecessor	Predecessor	Predecessor
	6/30/2005	3/31/2005		12/31/2004	9/30/2004	6/30/2004
Nonperforming assets:

Residential real estate mortgages	$6,165	$8,614		$7,846	$7,274	$7,870
Commercial real estate mortgages	30,353	23,553	(1)	29,948	33,249	27,951
Commercial business loans and leases	26,776	24,520	(1)	32,421	18,573	23,636
Consumer loans and leases	6,816	6,229		7,344	6,827	5,685

Total nonperforming loans and leases	70,110	62,916		77,559	65,923	65,142

Other nonperforming assets, net	3,796	6,012		3,544	2,056	2,025

Total nonperforming assets	$73,906	$68,928	(1)	$81,103	$67,979	$67,167

Allowance for loan and lease losses	$228,168	$228,165		$243,152	$242,885	$247,620
Liability for unfunded credit commitments	6,807	6,707		6,600	6,600	—

Total reserve for credit losses	$234,975	$234,872		$249,752	$249,485 (2)	$247,620

Net loan charge-offs (recoveries):

Residential real estate mortgages	$89	$57		$(9)	$86	$(42)
Commercial real estate mortgages	(391)	4,032		(486)	(530)	(663)

Total real estate mortgages	(302)	4,089		(495)	(444)	(705)
Commercial business loans and leases	(230)	545		5,594	2,939	3,387
Consumer loans and leases	4,126	5,481		5,305	6,310	6,160

Total net charge-offs	$3,594	$10,115		$10,404	$8,805	$8,842

Ratios:

Reserve for credit losses to total loans and leases	1.17%	1.20	% (1)	1.34%	1.36%	1.37%
Reserve for credit losses to nonperforming loans	335.15%	373.31%		322.02%	378.45%	380.12%
Nonperforming loans to total loans and leases	0.35%	0.32%		0.42%	0.36%	0.36%
Nonperforming assets to total assets	0.23%	0.21%		0.28%	0.23%	0.23%
Net charge-offs to average loans - QTD (3)	0.07%	0.21%		0.22%	0.19%	0.20%

(1)	The decreases in nonperforming assets and total reserve for credit losses reflect the application of specific reserves against certain nonperforming loans and leases to the carrying value of such assets in connection with the use of purchase accounting to account for TD’s acquisition of a majority interest in TD Banknorth on March 1, 2005. Specific reserves of $6.9 million and $14.5 million were applied to reduce the individual loan balances on impaired commercial real estate loans and impaired commercial business loans and leases, respectively.

(2)	Commencing in the third quarter 2004, amounts have been transferred from the allowance for loan and lease losses to a liability account related to reserves for off-balance sheet loan commitments.

(3)	Annualized.

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)

	Successor	Combined	Predecessor
(In thousands, except per share data)	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004
Interest and dividend income (1)	$342,447	$343,645	$327,900	$323,677	$307,742
Interest expense	89,819	90,912	83,783	85,701	79,096

Net interest income	252,628	252,733	244,117	237,976	228,646
Provision for loan and lease losses	3,597	2,069	10,670	10,670	9,500

Net interest income after provision for loan and lease losses	249,031	250,664	233,447	227,306	219,146

Noninterest income:
Deposit services	31,751	28,182	28,326	27,583	27,260
Insurance brokerage commissions	13,604	13,892	11,880	12,417	12,278
Merchant and electronic banking income, net	14,727	13,114	13,368	13,723	13,069
Wealth management services	10,395	10,504	10,489	10,280	9,870
Loan fee income	8,892	6,921	6,926	5,841	8,516
Bank-owned life insurance	6,107	6,098	5,779	5,732	6,275
Investment planning services	5,462	4,689	4,799	4,634	5,146
Net securities gains/(losses)	1,439	(50,476)	(17,761)	3,124	3,355
Loans held for sale — lower of cost or market adjustment	386	(7,500)	—	—	—
Change in unrealized loss on derivatives	14,840	(8,175)	—	—	—
Other noninterest income	9,669	8,372	8,731	9,862	5,111

	117,272	25,621	72,537	93,196	90,880

Noninterest expense:
Salaries and employee benefits	105,096	100,868	90,138	91,935	87,005
Occupancy and equipment	31,048	30,738	29,320	27,940	27,512
Data processing	11,618	11,033	11,568	11,118	10,018
Advertising and marketing	8,087	6,695	5,445	6,278	6,303
Amortization of identifiable intangible assets	31,656	11,495	2,260	2,379	2,084
Merger and consolidation costs (2)	5,368	31,191	38,286	5,603	4,135
Prepayment penalties on borrowings	—	6,303	61,546	—	—
Other noninterest expense	27,460	24,786	28,796	28,945	26,769

	220,333	223,109	267,359	174,198	163,826

Income before income tax expense	145,970	53,176	38,625	146,304	146,200
Income tax expense	50,375	19,101	17,927	48,534	50,353

Net Income	$95,595	$34,075	$20,698	$97,770	$95,847

Weighted average shares outstanding:
Basic	173,428	183,393	177,071	173,271	169,637
Diluted	174,261	184,890	179,953	176,756	173,109
Earnings per share:
Basic	$0.55	$0.19	$0.12	$0.56	$0.57
Diluted	0.55	0.18	0.12	0.55	0.55

(1)	Effective June 2005, and consistent with the quarterly reporting requirements of the U.S. banking regulators, income from investments in the restricted stock of the Federal Reserve Bank and Federal Home Loan Bank of Boston have been reclassified to other noninterest income. All prior periods presented have been restated to conform with the current period presentation.

(2)	Merger and consolidation costs consist of merger charges and certain asset write-downs.

TD Banknorth Inc. and Subsidiaries

SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

	Successor	Combined	Predecessor
(In thousands, except per share data)	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004

Net interest income	$252,628	$252,733	$244,117	$237,976	$228,646
Net income	$95,595	$34,075	$20,698	$97,771	$95,847
Shares outstanding (end of period)	173,406	173,208	179,298	174,023	172,546
Weighted average shares outstanding:
Basic	173,428	183,393	177,071	173,271	169,637
Diluted	174,261	184,890	179,953	176,756	173,109

Earnings per share:
Basic	$0.55	$0.19	$0.12	$0.56	$0.57
Diluted	$0.55	$0.18	$0.12	$0.55	$0.55

Shareholders’ equity (end of period)	$6,473,496	$6,348,493	$3,176,114	$3,046,242	$2,866,692
Book value per share (end of period)	$37.33	$36.65	$17.71	$17.50	$16.61
Tangible book value per share (end of period)	$8.45	$7.63	$9.91	$9.44	$8.50

RATIOS & OTHER INFORMATION:

Net interest margin, fully-taxable equivalent basis	4.12%	3.96%	3.87%	3.68%	3.66%

Return on average assets	1.20%	0.45%	0.29%	1.33%	1.36%
Return on average equity	5.98%	3.09%	2.66%	13.24%	13.54%

At period end:
Tangible equity/tangible assets	5.53%	4.92%	6.52%	5.96%	5.27%
Tier 1 leverage capital ratio	6.64%	6.29%	7.58%	6.95%	6.80%
Tier 1 risk based capital ratio	8.29%	7.97%	9.96%	9.42%	8.97%
Total risk based capital ratio	10.43%	10.13%	12.16%	11.62%	11.15%

Nonperforming loans (1)	$70,110	$62,916	$77,559	$65,923	$65,142
Total nonperforming assets (1)	$73,906	$68,928	$81,103	$67,979	$67,167
Nonperforming loans as a % of total loans	0.35%	0.32%	0.42%	0.36%	0.36%
Nonperforming assets as a % of total assets	0.23%	0.21%	0.28%	0.23%	0.23%

Full service banking offices	396	396	386	387	389

FINANCIAL INFORMATION AND RATIOS EXCLUDING CERTAIN ITEM (Non-GAAP Financial Information):

Noninterest income as a percent of total income (2)	28.48%	26.64%	27.00%	27.46%	27.68%

Merger and consolidation costs, net of tax (3)	$3,489	$28,689	$32,316	$4,342	$2,687
Per diluted share:	0.02	0.16	0.17	0.03	0.02
Change in unrealized loss on certain derivatives, net of tax	($9,646)	$5,314	—	—	—
Per diluted share:	(0.05)	0.03	—	—	—
Deleveraging, net of tax basis (4)	($109)	$41,562	51,560	—	—
Per diluted share:	—	0.22	0.29	—	—
Amortization of intangibles, net of tax	$19,769	$7,472	$1,469	$1,547	$1,354
Per diluted share:	0.11	0.04	0.01	0.01	0.01

Noninterest income (5)	$100,607	$91,771	$90,299	$90,073	$87,525
Noninterest expense (6)	$183,309	$174,120	$165,267	$166,216	$157,607

Return on average assets (7)	1.12%	1.38%	1.46%	1.39%	1.40%
Cash return on average tangible assets (7)(8)	1.64%	1.63%	1.55%	1.49%	1.49%

Return on average equity (7)	5.58%	9.45%	13.43%	13.82%	13.92%
Cash return on average tangible equity (7)(8)	31.32%	25.70%	24.89%	26.87%	26.39%

Efficiency ratio (9)	60.86%	53.88%	50.10%	51.39%	50.51%
Cash efficiency ratio (10)	51.89%	50.54%	49.42%	50.67%	49.85%

(1)	During the three months ended March 31, 2005, in connection with the use of purchase accounting for the transaction with TD on March 1, 2005, nonperforming loans and nonperforming assets were reduced by $21.4 million of specific reserves on impaired loans which were applied to reduce the loan balance under SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”.

(2)	Excludes securities gains/(losses), lower of cost or market adjustments, and gains on certain derivatives.

(3)	Merger and consolidation costs consist of merger related charges and certain asset write-downs.

(4)	Deleveraging losses/(gains) consist of losses on securities sales, lower of cost or market adjustments and prepayment penalties on borrowings incurred in connection with a balance sheet restructuring in the fourth quarter 2004 and the first quarter of 2005.

(5)	Excludes securities gains/(losses), lower of cost or market adjustments, and gains on certain derivatives.

(6)	Excludes pre-tax merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

(7)	Excludes merger and consolidation costs, changes in unrealized loss on certain derivatives, and deleveraging losses/(gains), net of related tax benefits.

(8)	Cash ratios reflect adjustments to exclude the effects of intangible assets, net of related taxes.

(9)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, gains on certain derivatives, and merger and consolidation costs.

(10)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, merger and consolidation costs, gains on certain derivatives, and amortization of intangible assets.

Ratios are annualized where appropriate.

See page 13 for a reconciliation table of non-GAAP financial information.

TD Banknorth Inc. and Subsidiaries

Reconciliation Table - Non-GAAP Financial Information (Unaudited)

	Successor	Combined	Predecessor
(In thousands, except per share data)	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004
Net income (GAAP)	$95,595	$34,075	$20,698	$97,771	$95,847
Add back merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles, net of tax
Merger related	3,489	23,375	32,381	4,342	2,687
Change in unrealized loss on derivatives	(9,646)	5,314	—	—	—
Revised auto lease residual charge	—	—	(65)	—	—
Deleveraging losses/(gains)	(109)	41,562	51,560	—	—
Amortization of intangibles	19,769	7,472	1,470	1,547	1,355

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	$109,098	$111,798	$106,044	$103,660	$99,889

Diluted earnings per share (GAAP)	$0.55	$0.18	$0.12	$0.55	$0.55
Effects of merger and consolidation costs, net of tax	0.02	0.13	0.17	0.03	0.02
Effects of change in unrealized loss on derivatives, net of tax	(0.05)	0.03	—	—	—
Effects of deleveraging losses/(gains), net of tax	—	0.22	0.29	—	—
Effects of amortization of intangibles, net of tax	0.11	0.04	0.01	0.01	0.01

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	$0.63	$0.60	$0.59	$0.59	$0.58

Average Assets (GAAP)	$32,008,478	$30,705,504	$28,576,401	$29,176,108	$28,382,749
Average goodwill	(4,536,952)	(2,517,379)	(1,368,912)	(1,369,166)	(1,295,806)
Average identifiable intangible assets	(746,331)	(301,197)	(50,645)	(53,568)	(44,164)

Average tangible assets	26,725,195	27,886,928	27,156,844	27,753,374	27,042,779

Average Equity (GAAP)	$6,415,590	$4,477,650	$3,096,887	$2,938,735	$2,846,616
Average goodwill	(4,536,952)	(2,517,379)	(1,368,912)	(1,369,166)	(1,295,806)
Average identifiable intangible assets	(746,331)	(301,197)	(50,645)	(53,568)	(44,164)
Average deferred tax liability related to other identifiable intangible assets	264,676	105,419	17,726	18,749	15,457

Average tangible equity	1,396,982	1,764,493	1,695,056	1,534,750	1,522,103

Return on average assets (GAAP)	1.20%	0.45%	0.29%	1.33%	1.36%
Effects of merger and consolidation costs, net of tax	0.04%	0.31%	0.45%	0.06%	0.04%
Effects of change in unrealized loss on derivatives, net of tax	-0.12%	0.07%	—	—	—
Effects of deleveraging losses/(gains), net of tax	—	0.55%	0.72%	—	—
Effects of amortization of intangibles, net of tax	0.52%	0.25%	0.09%	0.10%	0.09%

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	1.64%	1.63%	1.55%	1.49%	1.49%

Return on average equity (GAAP)	5.98%	3.09%	2.66%	13.24%	13.54%
Effects of merger and consolidation costs, net of tax	0.21%	2.11%	4.15%	0.58%	0.38%
Effects of change in unrealized loss on derivatives, net of tax	-0.60%	0.48%	—	—	—
Effects of deleveraging losses/(gains), net of tax	-0.01%	3.77%	6.62%	—	—
Effects of amortization of intangibles, net of tax	25.74%	16.25%	11.46%	13.05%	12.47%

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	31.32%	25.70%	24.89%	26.87%	26.39%

Efficiency ratio	59.57%	80.15%	84.43%	52.60%	51.27%
Effects of merger and consolidation costs	-1.19%	-11.29%	-12.08%	-1.21%	-0.76%
Effects of change in unrealized loss on derivatives	2.45%	-1.96%	—	—	—
Effects of deleveraging losses/(gains)	0.02%	-13.67%	-22.25%	—	—
Effects of amortization of intangibles	-8.96%	-2.69%	-0.68%	-0.72%	-0.66%
Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	51.89%	50.54%	49.42%	50.67%	49.85%

Noninterest Income	$117,272	$25,621	$72,537	$93,196	$90,880
Net securities (gains) losses	(1,439)	50,476	17,761	(3,124)	(3,355)
Lower of cost or market adjustments	(386)	7,500	—	—	—
Change in unrealized loss on derivatives	(14,840)	8,175	—	—	—

Excluding securities (gains) losses, lower of cost or market adjustments, and change in unrealized loss on derivatives	$100,607	$91,772	$90,298	$90,072	$87,525

Noninterest Expense	$220,333	$223,109	$267,359	$174,198	$163,826
Merger and consolidation costs	(5,368)	(31,191)	(38,286)	(5,603)	(4,135)
Prepayment penalties on borrowings	—	(6,303)	(61,546)	—	—

Excluding merger and consolidation costs and prepayment penalties	214,965	185,615	167,527	168,595	159,691
Amortization of intangibles	(31,656)	(11,495)	(2,260)	(2,379)	(2,084)

Excluding merger and consolidation costs, prepayment penalties, and amortization of intangibles	$183,309	$174,120	$165,267	$166,216	$157,607

TD Banknorth Inc. and Subsidiaries

Reconciliation Table - Non-GAAP Financial Information (Unaudited)

	Combined	Predecessor
(In thousands, except per share data)	Six Months Ended	Six Months Ended
	6/30/2005	6/30/2004
Net income (GAAP)	$129,671	$186,173
Add back merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles, net of tax
Merger related	26,865	4,043
Change in unrealized loss on derivatives	(4,332)	—
Revised auto lease residual charge	—	(306)
Deleveraging	41,453	—
Amortization of intangibles	27,241	2,592

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	$220,898	$192,502

Diluted earnings per share (GAAP)	$0.72	$1.10
Effects of merger and consolidation costs, net of tax	0.15	0.02
Effects of change in unrealized loss on derivatives, net of tax	(0.02)	—
Effects of deleveraging losses, net of tax	0.23	—
Effects of amortization of intangibles, net of tax	0.15	0.01

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	$1.23	$1.13

Average Assets (GAAP)	$31,359,747	$27,454,871
Average goodwill	(3,532,889)	(1,211,738)
Average identifiable intangible assets	(524,947)	(39,644)

Average tangible assets	27,301,911	26,203,489

Average Equity (GAAP)	$5,452,727	$2,709,963
Average goodwill	(3,532,889)	(1,211,738)
Average identifiable intangible assets	(524,947)	(39,644)
Average deferred tax liability related to other identifiable intangible assets	134,551	15,457

Average tangible equity	1,529,443	1,474,038

Return on average assets (GAAP)	0.83%	1.36%
Effects of merger and consolidation costs, net of tax	0.18%	0.03%
Effects of change in unrealized loss on derivatives, net of tax	-0.03%	—
Effects of deleveraging losses, net of tax	0.27%	—
Effects of amortization of intangibles, net of tax	0.38%	0.09%

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	1.63%	1.48%

Return on average equity (GAAP)	4.80%	13.82%
Effects of merger and consolidation costs, net of tax	0.99%	0.27%
Effects of change in unrealized loss on derivatives, net of tax	-0.16%	—
Effects of deleveraging losses, net of tax	1.53%	—
Effects of amortization of intangibles, net of tax	21.97%	12.17%

Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	29.13%	26.26%

Efficiency ratio	68.41%	51.74%
Effects of merger and consolidation costs	-5.52%	-0.35%
Effects of change in unrealized loss on derivatives	0.66%	—
Effects of deleveraging losses/(gains)	-6.02%	—
Effects of amortization of intangibles	-6.30%	-0.65%
Cash basis, excluding merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles	51.23%	50.74%

Noninterest Income	$142,891	$180,221
Net securities (gains) losses	49,036	(6,936)
Lower of cost or market adjustments	7,114	—
Change in unrealized (gains) losses on derivatives	(6,664)	—

Excluding securities (gains) losses, lower of cost or market adjustments, and change in unrealized loss on derivatives	$192,377	$173,285

Noninterest Expense	$443,442	$323,544
Merger and consolidation costs	(36,559)	(5,748)
Prepayment penalties on borrowings	(6,303)	—

Excluding merger and consolidation costs and prepayment penalties	400,580	317,796
Amortization of intangibles	(43,152)	(3,988)

Excluding merger and consolidation costs, prepayment penalties, and amortization of intangibles	$357,428	$313,808

TD Banknorth Inc. and Subsidiaries

Identifiable Intangible Assets
Estimated Future Amortization Expense (Unaudited)

		Other	Total
	Core Deposit	Identifiable	Identifiable
	Intangibles	Intangibles	Intangibles
Amortization Expense:
January and February 2005 (Predecessor)	$1,237	$324	$1,561
March 2005 (Successor)	8,583	1,351	9,934

Three months ended March 31, 2005	9,820	1,675	11,495
Three months ended June 30, 2005	27,081	4,575	31,656

Estimated Future Amortization Expense:
July 2005 through December 2005	53,500	8,437	61,937

Full Year 2005	90,401	14,687	105,088
2006	96,167	16,134	112,301
2007	74,833	15,403	90,236
2008	61,833	14,354	76,187
2009	51,667	13,723	65,390
thereafter	192,336	129,055	321,391